

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2022

Hope Taitz
Chief Executive Officer
Aequi Acquisition Corp.
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830

Re: **Aequi Acquisition Corp.**
       Preliminary Proxy Statement on Schedule 14A
       Filed September 30, 2022
       File No. 001-39715

Dear Hope Taitz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Shang Jiang, Esq.